FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated January 16, 2013

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

BRF – Brasil Foods S.A.
CNPJ 01.838.723/0001-27

A Publicly Traded Company

ANNOUNCEMENT TO THE MARKET

Pursuant to CVM Instruction 358 of January 3, 2002 and Paragraph 4, Article 157 of Law 6404/76, the management of BRF – Brasil Foods S.A. (“BRF” – BM&FBovespa: BRFS3; NYSE: BRFS) announces the launch of its new visual identity for the BRF corporate brand for its global operations.

The BRF logo has been created to represent our essence. The adopted symbol represents the globe with all its cultural, social, territorial and racial diversity.

The new brand strategy expresses our positioning and objective of cultivating bonds, bringing lives closer together, thus incorporating elements which are the essence of BRF: Has Energy; Is a protagonist; Cultivates bonds; Dialog with the world.

BRF: Bringing lives closer together.

Welcome to BRF’s new visual identity:

São Paulo-SP, January 16, 2013.

Leopoldo Viriato Saboya

Chief Financial, Administration and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   January 16, 2013

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director